

June 12, 2014

Via E-mail
Mr. George Paz
Chairman and Chief Executive Officer
Express Scripts Holding Company
One Express Way
St. Louis, MO 63121

     Re: Express Scripts Holding Company
              Form 10-K for Fiscal Year Ended December 31, 2013
              Filed February 20, 2014
              File No. 001-35490

Dear Mr. Paz:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies

Goodwill and Intangible Assets, page 37

1. Please provide us proposed disclosure to be included in future periodic reports that states that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk, if true. If a reporting unit is at risk of failing step one of the impairment test, additional disclosures for that reporting unit should be made that allows for an assessment of the probability of a future material impairment charge.

Contractual Guarantees, page 38

2. Please provide us proposed disclosure to be included in future periodic reports that quantifies the accruals for contractual guarantees and the impact of changes in these estimates for each period presented.

Results of Operations, page 42

3. Included in presentations at investor conferences and earnings releases available on your website are tables depicting operating results line items, excluding UnitedHealth Group. Please provide us proposed disclosure to be included in future periodic reports that discloses the impact of the transition of the UnitedHealth Group on each line item on your statement of operations. Also, describe the likely impact of the generic drug fill rate and other key trends that existed at December 31, 2013 on your future PBM revenue and gross profit.

4. On page 37, you state that "revenue related to a large client was realized in the second quarter of 2013 due to the structure of the contract" and that this pattern of earnings will "continue for the foreseeable future." Also, in your Form 10-Q for the quarterly period ended June 30, 2013 you disclose that "Gross profit for the three and six months ended June 30, 2013 increased due to several factors, including the acquisition of Medco and the realization of $108.2 million of revenue in the second quarter of 2013 related to a client contract which is structured such that revenue recognition could be realized in one quarter instead of more regularly over time." Please explain this situation to us, particularly the aspects of contract structure that affected your revenue recognition. Also, quantify the cost of revenue recognized related to the revenue referenced in these disclosures. In addition, tell us why you do not highlight the $108.2 million in Note 14 Quarterly Financial Data, as specified by Item 302 of Regulation S-K.

Notes to Consolidated Financial Statements
Note 3. Changes in business, page 67

5. The pro forma information of results of operations as if the merger with Express Scripts had occurred at January 1, 2011 is marked as unaudited. As this information is required by generally accepted accounting principles the information should be audited. Please confirm that you will include audited information in future Form 10-K filings, if such information is required to be disclosed.

Note 13. Segment information, page 93

6. Please describe to us the disaggregated revenue information that management reviews and how you aggregate any operating segments into your two reportable segments. Explain to us how you met the disclosure requirement of information about products and services required by ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant